EXHIBIT 12.	STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Consolidated pretax income (loss) before cumulative effect of a change in accounting principle	$1,683.4	($1,307.6)	$3,876.8	$3,418.0	$2,717.5	$2,941.9
Interest[1]	94.1	276.5	322.5	344.8	245.7	162.9
Less interest capitalized during the period	(6.5)	(48.2)	(94.2)	(106.7)	(140.5)	(111.3)

Earnings	$1,771.0	($1,079.3)	$4,105.1	$3,656.1	$2,822.7	$2,993.5

Fixed charges	$94.1	$276.5	$322.5	$344.8	$245.7	$162.9

Ratio of earnings to fixed charges	18.8	NM2	12.7	10.6	11.5	18.4

NM	— Not Meaningful

[1]	Interest is based upon interest expense reported as such in the consolidated income statement and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.

[2]	For such ratio, earnings were $1,307.6 million less than fixed charges. The loss for the year ended December 31, 2008 included special charges related to the EDPA settlement of $1,477.0 million and acquired in-process research and development expense of $4,685.4 million associated with the ImClone acquisition, as described in Notes 4 and 12.